HECO Exhibit 3(i).4

Effective August 6, 2009, Article V of the Amended Articles of Incorporation of Hawaiian Electric Company, Inc. is amended to read as follows:

There shall be a board of directors of the corporation to consist of a number of directors to be determined in accordance with the Bylaws of the corporation. Directors shall be elected or appointed at such times, in such manner, and for such terms as may be prescribed by the Bylaws, which also may provide for the removal of directors and the filling of vacancies and may contain provisions that the remaining members of the board of directors, although less than a majority thereof, may, by the affirmative vote of the majority of such remaining members, fill vacancies in the board, including temporary vacancies caused by the illness, absence from the Island of Oahu, or other disability of directors. The directors need not be stockholders of the corporation. The board of directors shall have full power to control and direct the business and affairs of the corporation, subject, however, to any limitations which may be set forth in statutory provisions and in these Articles of Incorporation and in any resolutions authorizing the issuance of shares of preferred stock, and in the Bylaws of the corporation. The board of directors of the corporation, without the approval of the stockholders of the corporation, or of any percentage thereof, may authorize the borrowing of money or the incurring of debts, even though as a result thereof the amount of the corporation’s indebtedness may exceed its capital stock. The board of directors, without the approval of the stockholders of the corporation, or of any percentage thereof, may authorize the making of donations referred to in subparagraph (r) of Article III.